SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 03 March 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT NO.

1.1     Director Declaration released on 03 February 2003
1.2     Disposal released on 04 February 2003
1.3     Disposal released on 10 February 2003
1.4     Director Shareholding released on 10 February 2003
1.5     Purchase of Own Securities released on 13 February 2003
1.6     Disposal released on 13 February 2003
1.7     Purchase of Own Securities released on 14 February 2003
1.8     Purchase of Own Securities released on 17 February 2003
1.9     Director Shareholding released on 17 February 2003
2.1     Director Shareholding released on 18 February 2003
2.2     Purchase of Own Securities released on 19 February 2003
2.3     Purchase of Own Securities released on 20 February 2003
2.4     Purchase of Own Securities released on 21 February 2003
2.5     Purchase of Own Securities released on 24 February 2003
2.6     Purchase of Own Securities released on 25 February 2003
2.7     Director Shareholding released on 25 February 2003
2.8     Purchase of Own Securities released on 26 February 2003
2.9     Disposal released on 26 February 2003
3.1     Purchase of Own Securities released on 28 February 2003

EXHIBIT NO. 1.1

The following notification is made in accordance with paragraph 16.4 of the FSA Listing Rules.


Dr D.C. Allen, who was appointed an Executive Director of BP p.l.c. on 1st February 2003, has disclosed that he has an interest in 306,565 BP Ordinary shares (including the calculated equivalent of 4,228 American Depositary
Shares), and options over 333,550 BP Ordinary shares.   In accordance with
paragraph 16.3 of the Listing Rules, Dr Allen has advised that he has not held any directorships in any other UK publicly quoted company at any time in the past five years, nor has he any details to disclose in accordance with paragraph 6.F.2(b) to (g) of the Listing Rules.


Dr A.B.Hayward, who was appointed an Executive Director of BP p.l.c. on 1st February 2003, has disclosed that he has an interest in 91,777 BP Ordinary
shares, and options over 274,702 BP Ordinary shares.    In accordance with
paragraph 16.3 of the Listing Rules, Dr Hayward has advised that he is a director of Corus Group PLC, other than which he has not held any directorships in any other UK publicly quoted company at any time in the past five years, nor has he any details to disclose in accordance with paragraph 6.F.2(b) to (g) of the Listing Rules.


Mr J.A. Manzoni, who was appointed an Executive Director of BP p.l.c. on 1st February 2003, has disclosed that he has an interest in 95,552 BP Ordinary
shares, and options over 297,478 BP Ordinary shares.    In accordance with
paragraph 16.3 of the Listing Rules, Mr Manzoni has advised that he has not held any directorships in any other UK publicly quoted company at any time in the past five years, nor has he any details to disclose in accordance with paragraph 6.F.2(b) to (g) of the Listing Rules.

EXHIBIT NO. 1.2

February 4, 2003



This press release was issued by BP Indonesia today.


                    CNOOC LIMITED ACQUIRES STAKE IN TANGGUH


CNOOC Limited has acquired a 12.5 per cent share of Indonesia's Tangguh liquefied natural gas (LNG) project from BP for US$275 million.


This acquisition follows the signing last September of a 25-year agreement between CNOOC Limited and BPMIGAS - implementing agency for the upstream oil and gas sector in Indonesia - under which the BP-operated Tangguh project will supply LNG to China's Fujian LNG terminal. Also signed was an agreement in principle for CNOOC Limited's participation in Tangguh.


BP is pleased to welcome CNOOC Limited as a full partner in Tangguh. CNOOC Limited's addition affords Tangguh greater access to the Chinese LNG market as already evidenced by the Fujian LNG sale and purchase agreement approved in September last year. We look forward to CNOOC Limited's contribution to the partnership as an experienced oil and gas company with which BP has enjoyed a strong relationship in China.



Notes to Editors:

- Tangguh is a world class gas field in Indonesia, with proved reserves certified at 14.4 trillion cubic feet. The Tangguh reserves are located on three Production Sharing Contracts (PSCs). BP retains an interest in all three of the PSCs, on two of which BP is operator. The project is located in the Berau-Bintuni Bay region of Manokwari District in the Indonesian province of Papua.

- The shares in proved reserves in the Tangguh project, derived from the three PSCs are: BP 37.2 per cent, Mitsubishi 16.3 per cent, CNOOC Limited 12.5 per cent, Nippon 12.2 per cent, BG 10.7 per cent, KG (Kanematsu Corp, JNOC and Overseas Petroleum) 10.0 per cent, and LNG Japan 1.1 per cent.

- The Tangguh LNG project represents a comprehensive approach to sustainable resource development that integrates environmental, social and economic considerations into all aspects of the project design and management. The project is expected to accelerate sustainable economic development in the surrounding communities, while at the same time diversifying and expanding the economic base of Papua and Indonesia.



- The construction of the Fujian terminal is expected to start in 2004 and the terminal is scheduled to begin operations in 2007.


For further information contact:


BP Hong Kong, Steve Lawrence, Tel +852 2586 8917


- ENDS -

EXHIBIT NO. 1.3


press release

February 10, 2003



  BP SELLS GERMAN REFINERY STAKE AND SERVICE STATIONS IN GERMANY, HUNGARY AND
                            SLOVAKIA TO AUSTRIAN OMV



BP announced today that it has agreed to sell a 45 per cent stake in the Bayernoil refinery, an 18 per cent stake in the Trans Alpine Pipeline (TAL), 247 retail stations in Germany, 55 stations in Hungary and 11 in Slovakia to OMV Aktiengesellschaft, one of Austria's largest publicly traded industrial companies and a leading oil and gas company in central and eastern Europe.


The sale of the German assets enables BP to fully comply with the conditions imposed by the German Federal Cartel Office (FCO) when it approved BP's acquisition of Veba Oil in December 2001. The service stations in Hungary and Slovakia which are included in the sale comprise the entire Aral network in these countries.


OMV will pay EUR377 million in cash and debt assumption for the assets, subject to post closing adjustments. The parties expect to complete the deal - which is conditional on regulatory approvals and the non-exercise of certain pre-emption rights - during the second quarter of 2003.


"We are pleased to finalise the further divestments required to fully meet the Federal Cartel Office's conditions," says Wilhelm Bonse-Geuking, CEO of Deutsche BP. "We have made good progress with the integration of the Veba/Aral and BP businesses in Germany and hope to complete the process during the second quarter of 2003."


OMV are being advised by Goldman Sachs and BP by Deutsche Bank.


Notes to Editors:

- OMV Aktiengesellschaft: With group sales of EUR 7.74 billion in 2001, 5,659 employees and a market capitalisation of EUR 2.5 billion, OMV is one of Austria's largest publicly traded industrial companies. As the leading oil and gas company in central and eastern Europe, the OMV group is active in refining and marketing in 12 different countries in Central and Eastern Europe. Internationally, it is engaged in exploration and production in 13 countries. The group also operates integrated chemical production facilities. In addition, OMV holds a 25 per cent stake in Borealis A/S, one of the world's leading polyolefin producers. It also holds about 10 per cent of the Hungarian oil and gas company MOL, as well as 25.1 per cent of the Rompetrol Group NV, the largest privately held oil company in Romania.

- Bayernoil, which consists of three interconnected refineries in Bavaria, has a total refining capacity of around 260,000 barrels a day (12 million tonnes per annum). Following the sale, BP will continue to have a direct interest of 10 per cent in the refinery and an indirect interest through Ruhr Oil, which holds 25 per cent of Bayernoil's equity and is a 50:50 joint venture with Petroleos de Venezuela.


- When approving BP's acquisition of Veba Oil AG, the German Federal Cartel Office required BP to sell four per cent of the combined BP/Aral retail market share, based on year 2000 volumes, and 45 per cent of BP's holding in the Bayernoil refinery. The German retail assets including in the sale to OMV equate to around 1.6 per cent of the combined BP/Aral retail market share whilst the earlier sale of service stations to PKN Orlen, announced in December 2002, equated to 2.4 per cent.


Further information:


Ulrich Winkler, Deutsche BP, tel: +49 (0)234 315 3200
Wendy Silcock, BP press office London, tel: +44 (0)207 496 4358


                                    - ENDS -

EXHIBIT NO. 1.4

We have today been advised by Computershare Plan Managers that on 10 February 2003 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP3.79 per share through participation in the BP ShareMatchUK Plan:-

Mr R.F. Chase                                              96 shares

Dr A.B. Hayward                                            96 shares

Mr J.A. Manzoni                                            99 shares

Mr R.L. Olver                                              96 shares

EXHIBIT NO. 1.5

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  13th February 2003

BP p.l.c. announces that on 12th February 2003, it purchased for cancellation 6,349,478 ordinary shares at prices between 382.25 pence and 387.75 pence per share and between 626.83 US cents and 631.67 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT NO. 1.6

February 13, 2003


                  BP TO SELL SOUTHERN NORTH SEA GAS PACKAGE
                               TO PERENCO


BP announced today that it has agreed to sell a package of its UK Southern North Sea gas production assets to Perenco UK Limited for $162 million in a cash transaction. The sale has an effective date of January 1, 2003 and is subject to UK regulatory consent and other approvals.


The sale includes BP's share in 14 operated gas fields including Indefatigable, East Leman, Davy, Trent, Tyne, Pickerill and Waveney, together with associated pipelines and onshore processing facilities including the Bacton terminal. Perenco has indicated a desire to operate these assets, subject to government and licence partner approvals.


BP's share of combined proved gas reserves for these fields is approximately 274 billion cubic feet and BP's share of production is around 150 million cubic feet per day or about 26,000 barrels a day oil equivalent. BP's overall current production from the UK North Sea is approximately 750,000 barrels a day.


BP retains a significant business in the Southern North Sea, operating nine gas fields, associated pipelines and the onshore terminals at Dimlington and Easington. BP also owns substantial interests in the Conoco-operated Viking, Valiant and Vulcan fields, and the Shell-operated Sean field. The BP share of production from these fields amounts to some 380 million cubic feet per day or about 66,000 barrels a day oil equivalent.


BP said that the sale would improve returns on its upstream portfolio by reducing operating costs and freeing up capital for investment in other projects offering better profit margins.


BP said: "We are pleased to have reached this agreement with Perenco. The deal brings another new entrant into the UKCS and this can only benefit the province as it matures. We expect that the deal will be completed by 4Q 2003 and will provide all necessary assistance to Perenco to ensure a smooth transfer of the assets."


Notes to Editors:


Details of the complete package of assets being sold are:


INDEFATIGABLE AREA

Field                      Blocks              Interest (%)     Operator

Indefatigable (Inde)       49/18, 49/23          30.77             BP

SW Inde                    49/23                 30.77             BP

Baird                      49/23                 30.77             BP

Bessemer                   49/23                 30.77             BP

Bell                       49/23                 30.77             BP

Davy                       49/30a, 53/5a         22.22             BP

Boyle                      49/30a, 49/30c        22.22             BP

Brown                      49/30c                22.22             BP

North Davy                 49/30a                22.22             BP


- The nine Inde and Davy area fields were developed via seven platforms (two manned) and a subsea tieback (Bell). They are situated 80-100km east of Bacton in Norfolk. The gas from the fields is all routed to the Inde 49/23A platform and then exported to the BP terminal at Bacton (also part of the sale package)


EAST LEMAN AREA

Field                      Blocks              Interest (%)      Operator

East Leman                 49/27, 49/28F1        48.37              BP


- BP operates the eastern sector of the Leman field (50km east of Bacton). The eastern sector came on stream in August 1968 and has been developed using nine platforms. All gas is routed to platform 49/27A and then exported to the BP terminal at Bacton.


TRENT AND TYNE AREA

Field                      Blocks              Interest (%)      Operator

Trent                      43/24a                 100.00            BP

Tyne                       44/18a                 100.00            BP


- Both these fields are developed using a single unmanned platform. Gas is routed to Trent and then via the Esmond Transmission System (also part of the sale package) to the BP Bacton terminal.


OTHER FIELDS AND BLOCKS

Field                      Blocks              Interest (%)      Operator

Pickerill                  48/11a, 48/11b          56.13            BP

Waveney                    48/17c                  86.00            BP

  --                       48/11c                  50.00            ExxonMobil

  --                       53/5b                   40.00            BP


- Pickerill field is situated 65km east of the Humber estuary. First gas was in 1992. There are two unmanned platforms on Pickerill and gas is exported to the ConocoPhillips operated Theddlethorpe terminal.


- First gas for Waveney was in 1998. It has been developed with an unmanned platform and 2 wells. Gas is exported to the ConocoPhillips terminal at Bacton.


TERMINAL AND PIPELINES

Pipeline/Facility                                   Interest (%)        Operator

BP Bacton Terminal                                     42.48               BP

East Leman - Bacton Pipeline                           48.37               BP

Inde - Bacton Pipeline                                 18.23               BP

Esmond Transport System                                12.50               GdF

Pickerill - Theddlethorpe Pipeline                     56.13               BP


- As part of the sale package, BP is selling its equity stakes in the relevant export pipelines and the BP terminal at Bacton. The terminal can handle 2.4bcfd of gas and 2.8mbd of liquids.


Further enquiries:


Richard Grant, BP press office, Aberdeen, tel: +44 (0)1224 832347, mobile: 07730 937215


Clare Bebbington, BP press office, London, tel: +44 (0)20 7496 4851


Paddy Spink, Perenco, London, tel: +44 (0)20 7376 5250


Web sites:        www.bp.com
                  www.perenco.com


                                      ENDS

EXHIBIT NO. 1.7

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  14th February 2003

BP p.l.c. announces that on 13th February 2003, it purchased for cancellation 6,352,208 ordinary shares at prices between 376.50 pence and 386.25 pence per share and between 625.83 US cents and 635.50 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 1.8

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  17th February 2003


BP p.l.c. announces that on 14th February 2003, it purchased for cancellation 6,317,305 ordinary shares at prices between 386.25 pence and 393.25 pence per share and between 634.83 US cents and 640.00 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT NO. 1.9

Notification of changes to directors' shareholdings

Following an award by the Company's Remuneration Committee under the Executive Directors' Long Term Incentive Plan, the following Directors of BP p.l.c. were granted options over the shares detailed below on 17th February 2003, the options being exercisable between 17th February 2004 and 17th February 2010.


The Lord Browne of Madingley     1,348,032 Ordinary shares @ GBP3.88 per share

Mr R.L. Olver                      370,956 Ordinary shares @ GBP3.88 per share

Dr D.C. Allen                      220,000 Ordinary shares @ GBP3.88 per share

Dr A.B. Hayward                    220,000 Ordinary shares @ GBP3.88 per share

Mr J.A. Manzoni                    220,000 Ordinary shares @ GBP3.88 per share

Dr B.E. Grote                       58,173 ADSs @ $37.76 per ADS

EXHIBIT NO. 2.1

Notification of changes to directors' shareholdings

Following an award by the Company's Remuneration Committee under the Long Term Performance Plan, each of the following Directors of BP p.l.c. acquired a potential interest in the numbers of the Company's shares shown opposite his name below on 17th February 2003 as a consequence of the Remuneration Committee making an award of such shares to him:-


Dr D.C. Allen                                     52,000 Ordinary shares

The Lord Browne of Madingley                      224,000 Ordinary shares

Mr R.F. Chase                                     139,200 Ordinary shares

Dr A.B. Hayward                                   40,000 Ordinary shares

Mr J.A. Manzoni                                   40,000 Ordinary shares

Mr R.L. Olver                                     117,600 Ordinary shares


The Trustee of the BP Employee Share Ownership Trust purchased 612,800 BP Ordinary shares @ GBP3.955 per share on 17th February 2003 to satisfy these
awards.   Each Director acquired a beneficial interest in the shares shown above when the award took effect.

Following the award taking effect, the BP Share Ownership Trust sold on behalf of the relevant Director the number of shares shown opposite his name below on 17th February 2003 @ GBP3.955 per share to meet the Director's tax liability on the award of the shares:-

Dr D.C. Allen                                     20,800 Ordinary shares

The Lord Browne of Madingley                      89,600 Ordinary shares

Mr R.F. Chase                                     55,680 Ordinary shares

Dr A.B. Hayward                                   16,000 Ordinary shares

Mr J.A. Manzoni                                   16,000 Ordinary shares

Mr R.L. Olver                                     47,040 Ordinary shares

EXHIBIT NO. 2.2

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  19th February 2003


BP p.l.c. announces that on 18th February 2003, it purchased for cancellation 6,230,768 ordinary shares at prices between 393.75 pence and 404.75 pence per share and between 648.50 US cents and 650.00 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT NO. 2.3

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  20th February 2003


BP p.l.c. announces that on 19th February 2003, it purchased for cancellation 4,670,800 ordinary shares at prices between 393.25 pence and 406.50 pence per share and between 637.50 US cents and 640.00 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.4

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  21st February 2003


BP p.l.c. announces that on 20th February 2003, it purchased for cancellation 4,685,186 ordinary shares at prices between 392.5 pence and 405.0 pence per share and between 641.67 US cents and 645.00 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.5

BP p.l.c.  -  Purchase of Own Securities
BP p.l.c.  -  24th February 2003

BP p.l.c. announces that on 21st February 2003, it purchased for cancellation 3,376,595 ordinary shares at prices between 398.25 pence and 407.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT NO. 2.6

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  25th  February 2003


BP p.l.c. announces that on 24th February 2003, it purchased for cancellation 5,677,600 ordinary shares at prices between 409.00 pence and 417.75 pence per share and between 662.83 US cents and 665.00 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.7


Notification of changes to directors' shareholdings


1) Following an award by the Company's Remuneration Committee under the Long Term Performance Plan, Dr B.E. Grote, a Director of BP p.l.c. acquired a potential interest in 6,800 of the Company's ADSs (equivalent to approximately 40,800 Ordinary shares) on 21st February 2003 as a consequence of the Company's
Remuneration Committee making an award of such shares to him.   We were advised
on 24th February 2003 by the Trustee of the BP US Long Term Performance Plan that it purchased 6,800 BP ADSs @ $39.6159 per ADS on 21st February 2003 to satisfy this award.


2) We were advised on 24th February 2003 by Mr J.H. Bryan, a Director of BP p.l.c., that on 21st February 2003 he purchased 10,000 of the Company's ADSs (equivalent to approximately 60,000 BP Ordinary shares) @ $39.22 per share.

EXHIBIT NO. 2.8

BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  26th February 2003


BP p.l.c. announces that on 25th February 2003, it purchased for cancellation 7,671,497 ordinary shares at prices between 408.50 pence and 417.75 pence per share and between 654.50 US cents and 660.83 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717

EXHIBIT NO. 2.9

February 26, 2003


                      BP TO TRANSFER ITS INTERESTS IN TWO
                        VENEZUELAN OPERATIONS TO PERENCO

BP announced today that it has agreed to transfer to Perenco its interests in two Venezuelan production assets for $160 million in a cash transaction. The interests are a 60 per cent stake in the Boqueron field in eastern Venezuela and 100 per cent in the DZO (Desarrollo Zulia Occidental) field in the west of the country. BP currently operates both fields.


BP's share of production from these fields averaged 26,100 barrels of oil a day in 2002. The deal is subject to approval from PDVSA.


This transaction follows a number of recent disposals that BP has made in other parts of the world, including the sale of several UK Southern North Sea gas production assets to Perenco.


This deal will strengthen Perenco's overall position in Venezuela.


Note to editors:


Perenco is an independent upstream oil and gas company based in London and Paris. On completion of this transaction and the UK Southern North Sea gas acquisition, Perenco's operated oil and gas production is expected to rise to 275,000 barrels of oil equivalent a day (boed) and its net production to 185,000 boed.


                                    - ENDS -

EXHIBIT NO. 3.1


BP p.l.c.  -  Purchase of Own Securities

BP p.l.c.  -  28th February 2003

BP p.l.c. announces that on 27th February 2003 it purchased for cancellation 11,015,496 ordinary shares at prices between 397.25 pence and 407.50 pence per share and between 636.67 US cents and 644.17 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4717



                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 03 March 2003                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary